List of Subsidiaries

Name	Jurisdiction of Incorporation	Name Used to Do Business

Heilongjiang TYALS Co., Ltd. (Also known as “Heilongjiang Tongyu Pride Aluminum Joint Stock Limited Company”)	PRC	Heilongjiang TYALS Co., Ltd.

Tongliao Tongyu Pride Aluminum Joint Stock Co., Ltd.	PRC	Tongliao Tongyu Pride Aluminum Joint Stock Co., Ltd.

Daqing High-Tech Park Joint Stock Limited Company	PRC	Daqing High-Tech Park Joint Stock Limited Company

RTI Investment Holdings, Inc.	British Virgin Islands	RTI Investment Holdings, Inc.

Lake Intelligent International Co., Ltd.	Hong Kong, PRC	Lake Intelligent International Co., Ltd.

Daqing Zefang Intelligent Trading Co., Ltd.	PRC	Daqing Zefang Intelligent Trading Co., Ltd.